Exhibit 3.1(i)

ARTICLES SUPPLEMENTARY
FOR
8% CUMULATIVE PREFERRED STOCK, SERIES C
OF
AMERICAN SPECTRUM REALTY, INC.

AMERICAN SPECTRUM REALTY, INC., a corporation organized and existing under the Maryland General Corporation Law (the “Corporation”), in accordance with the provisions thereof, does hereby certify to the State Department of Assessments and Taxation of Maryland that:

FIRST:  Under its power and authority contained in Section 2-208 of the Maryland General Corporation Law and Article VI of the charter of the Corporation (the “Charter”), the Board of Directors of the Corporation (the “Board of Directors”) by a duly adopted resolution classified and designated 55,172 shares of authorized but unissued Preferred Stock (as defined in the Charter) as shares of 8% Cumulative Preferred Stock, Series C, par value $0.01 per share, with the following preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications, and terms and conditions of redemption.

Section 1.       Designation.  The distinctive serial designation of such series of Preferred Stock is “8% Cumulative Preferred Stock, Series C” (“Series C”).  Each share of Series C shall be identical in all respects to every other share of Series C.

Section 2.       Number of Shares.  The authorized number of shares of Series C shall be 55,172.  Shares of Series C that are redeemed, purchased or otherwise acquired by the Corporation, or converted into another series of Preferred Stock, shall revert to authorized but unissued shares of Preferred Stock (provided that any such cancelled shares of Series C may be reissued only as shares of any series other than Series C).

Section 3.       Definitions.  As used herein with respect to Series C:

(a)   “Affiliate” means, in respect of any Person, any other Person that is directly or indirectly controlling, controlled by, or under common control with such Person, and the term “control” (including the terms “controlled by” and “under common control with”) means having, directly or indirectly, the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities or by contract or otherwise.

(b)   “Articles Supplementary” means the Articles Supplementary relating to the Series C, as they may be amended from time to time.

(c)   “Bankruptcy Law” means Title 11, United States Bankruptcy Code of 1978, as amended, or any similar United States federal or state law relating to bankruptcy, insolvency, receivership, winding-up, liquidation, reorganization or relief of debtors or any amendment to, succession to or change in any such law.

(d)   “Bylaws” means the amended and restated bylaws of the Corporation, as they may be amended from time to time.

(e)   “Business Day” means each day, other than a Saturday or a Sunday, which is not a day on which banking institutions in New York are authorized or required by law, regulation or executive order to close.

(f)   “Change of Control” means the occurrence of any of the following in one or a series of related transactions: (i) an acquisition after the Original Issue Date by any Person or “group” (as described in Rule 13d-5(b)(1) under the Exchange Act), of more than 19.9% of the voting rights or equity interests in the Corporation in a transaction approved by the Corporation’s Board of Directors; (ii) a transaction after the Original Issue Date resulting in William J. Carden owning or controlling less than 19.9% of the voting rights or equity interests of the Corporation; (iii) a merger or consolidation of the Corporation or a sale of 19.9% or more of the assets of the Corporation in one or a series of related transactions, unless following such transaction or series of transactions, the holders of the Corporation’s securities prior to the first such transaction continue to hold at least 80% of the voting rights and equity interests in the surviving entity or acquirer of such assets, as applicable; (iv) a recapitalization, reorganization or other transaction involving the Corporation that constitutes or could result in a transfer of more than 19.9% of the voting rights in the Corporation; (v) the sale, lease, exchange or other transfer in one or a series of related transactions of all or substantially all of the Corporation’s total assets on a consolidated basis, as reported in the Corporation’s consolidated financial statements, other than a sale or disposition by the Corporation of all or substantially all of the Corporation’s assets to an entity at least 80% of the combined voting power of the voting securities of which are owned by Persons in substantially the same proportion as their ownership of the Corporation immediately prior to such sale; or (vi) the execution by the Corporation or its controlling stockholders of an agreement providing for or that will, upon consummation of the transactions contemplated thereby, result in any of the foregoing events. The issued and outstanding Series B and the Warrant Shares shall not be included in calculating the above percentages.

(g)   “Charter” means the charter of the Corporation, as it may be amended or restated from time to time, and shall include these Articles Supplementary.

(h)   “Common Stock” means the common stock of the Corporation.

(i)    “Contribution Agreement” means that certain Contribution Agreement dated as of December 30, 2013 between the Corporation, Asset Managers, Inc., American Spectrum Realty Operating Partnership, L.P., American Spectrum Dunham Properties, LLC and the initial holders of Series B.

(j)    “Debt Payments” means the aggregate “Debt Payments” received by holders of Series C pursuant to and as defined under the Exchange Agreement.

(k)    “Default Rate” means 15% per annum, non-compounded.

(l)    “Dividend Payment Date” means the first day of each calendar month commencing with February 1, 2014.

(m)   “Dividend Period” means each accrual period during which shares of the Series C are issued and outstanding (beginning on the first day of each calendar month and ending on the last day of such calendar month); provided, however, that, with respect to each share of Series C, (i) the initial “Dividend Period” shall commence on the Original Issue Date and end on January 31, 2014; and (ii) each other “Dividend Period” shall end on the first to occur of (A) the next last succeeding day of a calendar month or (B) with respect to a share of Series C that is redeemed, the date through and including the date on which such share is redeemed.

(n)   “Dividend Record Date” means, with respect to any Dividend Payment Date, the 15th calendar before such Dividend Payment Date.  Any such day that is a Dividend Record Date shall be a Dividend Record Date whether or not such day is a Business Day.

(o)   “Event of Default” shall mean that one or more of the following events has occurred and is continuing:

 (i)      the Corporation has failed to perform any covenant, obligation or agreement under Section 3.3 of the Contribution Agreement and fails to cure such breach within thirty (30) days of the date on which the applicable payments set forth therein to the holders of the Series B Preferred are due and owing;

 (ii)     the Corporation has failed to comply with the obligations under Section 3.4 of the Contribution Agreement and fails to cure such breach, to the extent it is capable of being cured, within ninety (90) days of the occurrence of such breach;

 (iii)    the lender with respect to any Project (as defined in the Contribution Agreement) that is encumbered by a lien created by the Existing Financing (as defined in the Contribution Agreement) forecloses upon or otherwise acquires such Project;

 (iv)    the Corporation has failed to redeem the required shares of Series C at any Redemption Date and fails to cure such breach within ninety (90) days of the applicable Redemption Date;

(v)      the Corporation fails to pay in full in cash any dividend on any applicable Dividend Payment Date at the Preferred Distribution Rate (regardless of whether such dividend has been authorized by the Board of Directors and declared by the Corporation or whether the Corporation has legally available funds for the payment of such dividend) and fails to cure such breach within thirty (30) days of the applicable Dividend Payment Date;

(vi)     the Corporation has failed to comply with the Series C Preferred Terms (other than as set forth in subclause (iv) and (v) of this definition) and fails to cure such breach, to the extent it is capable of being cured, within seventy-five (75) days of the occurrence of such breach;

(vii)    any judgment or order for the payment of money individually or in the aggregate in excess of $500,000 (exclusive of any amounts fully covered by insurance (less any applicable deductible) and as to which the insurer has acknowledged its responsibility to cover such judgment or order) shall be rendered against the Corporation or any of its Affiliates and such judgment shall not have been vacated or discharged or stayed or bonded pending appeal within thirty (30) days after the entry thereof or enforcement proceedings shall have been commenced by any creditor upon such judgment or order;

(viii)   any indebtedness secured by any property or asset which is owned at least 25% by the Corporation or any of its Affiliates having a principal or stated amount, individually or in the aggregate (with respect to all indebtedness secured by such property or asset), in excess of $2,500,000 shall be subject to an event of default and/or is required to be repaid, redeemed, purchased or defeased, or require an offer to purchase or defease such indebtedness to be made, prior to its express maturity, and the Corporation fails to cure such event of default or repayment, redemption or purchase obligation, to the extent it is capable of being cured, within applicable cure periods under such indebtedness;

(ix)     any unsecured indebtedness of the Corporation or any of its Affiliates having a principal or stated amount, individually or in the aggregate, in excess of $2,500,000 shall be subject to an event of default and/or is required to be repaid, redeemed, purchased or defeased, or require an offer to purchase or defease such indebtedness to be made, prior to its express maturity, and the Corporation fails to cure such event of default or repayment, redemption or purchase obligation, to the extent it is capable of being cured, within applicable cure periods under such indebtedness;

(x)     the occurrence of any event or circumstance which could reasonably be expected to have a material adverse effect on the financial condition of the Corporation or the operation of the Corporation’s business, which the Corporation, to the extent it is capable of being cured, has failed to cure within ninety (90) days of becoming aware of the occurrence of such event or occurrence (in either instance, a material adverse effect shall be deemed to involve the payment by the Corporation of an amount in excess of $500,000); provided, however, that no event of default under this clause (x) shall exist to the extent such event or circumstance arises out of or results from an act of God (i.e., hurricane, flooding, earthquake, etc.); or

(xi)     (A) the Corporation has filed a voluntary petition in bankruptcy; (B) an involuntary petition in bankruptcy has been filed against the Corporation and is not dismissed or removed within 60 days; (C) the Corporation applies for, consents to, or acquiesces in the appointment of a trustee, receiver, sequestrator or other custodian for any substantial part of the assets or other property of any such Person, or makes an assignment for the benefit of creditors; (D) the Corporation has filed a petition or an answer seeking any reorganization, arrangement, dissolution, liquidation or similar relief under any law, statute or regulation; or (E) the Corporation takes any action authorizing, or in furtherance of, any of the foregoing.

(p)    “Exchange Act” means the Securities Exchange Act of 1934, as amended.

(q)    “Exchange Agreement” that certain Exchange Agreement dated as of December 30, 2013 between the Corporation and the initial holders of Series C.

(r)     “Final Dividend Payment Date” means December 1, 2015.

(s)     “Final Redemption Date” means December 1, 2015.

(t)      “First Redemption Date” means December 1, 2014.

(u)     “First Redemption Date Shares” means a number of shares of Series C equal to the quotient of (i) the difference between (A) an amount equal to 25% of the aggregate Original Issue Price for all outstanding Series C shares, less (B) all Debt Payments actually received by the holders of Series C on or prior to the First Redemption Date, divided by (ii) the Liquidation Preference calculated as of the First Redemption Date.

(v)     “Junior Stock” means the Common Stock, Series A and any other class or series of stock of the Corporation (other than Series C) that ranks junior to Series C either or both as to the payment of dividends and/or as to the distribution of assets on any liquidation, dissolution or winding up of the Corporation.

(w)    “Liquidation Preference” means (i) the Original Issue Price less (ii) all Per Share Debt Payments actually received by the holders of Series C, in each case as adjusted for stock splits, stock dividends, reclassification and the like.

(x)     “Original Issue Date” means December 30, 2013.

(y)     “Original Issue Price” means $41.87 per share.

(z)      “Parity Stock” means the Series B, the Series C, and any other class or series of stock of the Corporation which have been approved by the holders of the Series C that ranks equally with Series C both in the payment of dividends and in the distribution of assets on any liquidation, dissolution or winding up of the Corporation (in each case without regard to whether dividends accrue cumulatively or non-cumulatively).

(aa)     “Per Share Debt Payments” shall mean all Debt Payments (as defined below) calculated on a per share basis with respect to each share of Series C held by such holder.

(bb)    “Person” means any individual, partnership, limited partnership, corporation, limited liability company, association, joint stock company, trust, joint venture, unincorporated organization or other entity.

(cc)     “PIK Interest” means interest accrued at the Preferred Distribution Rate on PIK Dividends from the date such dividends would have otherwise been payable but for part (ii) of Section 4(a) through the date on which the PIK Dividends are paid in full.

(dd)    “Preferred Distribution Rate” means: (i) 8% per annum, non-compounded, to, but excluding, the Rate Increase Date; and (ii) from and after the Rate Increase Date, 12.0% per annum, non-compounded; provided, however, that (A) in the event that the Corporation shall (i) fail to redeem any shares of Series C on any Redemption Date, or (ii) fail to make a dividend payment on any Dividend Payment Date, then from and after such date, until such time that the Event of Default has been remedied in full, the Preferred Distribution Rate then in effect shall be increased to the Default Rate; and (B) upon the occurrence of an Event of Default (other than as described in clause (A) above) which is not cured within 30 days, until such time that the Event of Default has been remedied in full, the Preferred Distribution Rate then in effect shall be increased to the Default Rate.

(ee)     “Preferred Stock” means any and all series of preferred stock of the Corporation, including the Series C.

(ff)       “Rate Increase Date” means January 1, 2015.

(gg)     “Redemption Date” means each of the First Redemption Date, the Second Redemption Date, the Final Redemption Date and the Optional Redemption Date.

(hh)    “Redemption Price” means, with respect to each share of Series C, as of any date of determination, an amount equal to (i) the Liquidation Preference; (ii) plus an amount equal to all accrued and unpaid dividends (other than PIK Dividends on the First Redemption Date and the Second Redemption Date) with respect to such share.

(ii)     “Second Redemption Date” means June 1, 2015.

(jj)     “Second Redemption Date Shares” means a number of shares of Series C equal to the quotient of (i) the difference between (A) an amount equal to 25% of the aggregate Original Issue Price for all outstanding Series C, less (B) all Debt Payments actually received by the holders of Series C subsequent to the First Redemption Date and on or before the Second Redemption Date, divided by (ii) the Liquidation Preference calculated as of the Second Redemption Date.

(kk)   “Senior Stock” means, as the case may be, (i) any class or series of stock of the Corporation ranking senior to the Series C (and any Parity Stock) in respect of the right to receive dividends, (ii) any class or series of stock of the Corporation ranking senior to the Series C (and any Parity Stock) in respect of the right to participate in any distribution upon liquidation, dissolution or winding up of the affairs of the Corporation or (iii) any class or series of stock of the Corporation ranking senior to the Series C (and any Parity Stock) in respect of the right to redemption.

(ll)     “Series A” means the 15% Cumulative Preferred Stock, Series A of the Corporation.

(mm)  “Series B” means the 8% Cumulative Preferred Stock, Series B of the Corporation.

(nn)   “Series C Preferred Terms” means the terms of the Series C Preferred as set forth herein.

(oo)   “Unredeemed Shares” means any shares of Series C that the Corporation is obligated to redeem on any particular Redemption Date and in respect of which the Corporation has failed to deliver the Redemption Price in full on such Redemption Date.

(pp)   “Warrant Shares” means those shares of the Corporation’s Common Stock subject to that certain Warrant to Purchase Common Stock of American Spectrum Realty, Inc., dated December 30, 2013, issued by the Corporation to Dunham & Associates Holdings, Inc.

Section 4.       Dividends.

(a)      Subject to 4(d) below, the record holders of Series C shall be entitled to receive, when, as and if authorized by the Board of Directors and declared by the Corporation, out of funds legally available for the payment of dividends, on each outstanding share of Series C, cumulative cash dividends calculated at the Preferred Distribution Rate on the Liquidation Preference.  Except as otherwise set forth below, dividends on each outstanding share of Series C shall accrue and be cumulative from and including the issuance date of such share and shall be payable monthly in arrears on each Dividend Payment Date.  For dividends accruing during Dividend Periods ending before or on December 31, 2014, (i) 50% of such dividends shall be payable monthly in arrears on each Dividend Payment Date and (ii) 50% of such dividends (“PIK Dividends”) plus PIK Interest accrued thereon shall be payable on the Final Dividend Payment Date.  If any Dividend Payment Date is not a Business Day, then any dividend which would otherwise have been payable on such Dividend Payment Date shall be paid on the next succeeding Business Day.  Dividends payable on the Series C in respect of any Dividend Period shall be computed on the basis of a 360-day year consisting of twelve 30-day months.  The amount of dividends payable on the Series C for any partial period shall be computed on the basis of a 360-day year consisting of twelve 30-day months, and actual days elapsed over a 30-day month.  Dividends will be payable to holders of record as they appear in the stockholder records of the Corporation at the close of business on the applicable Dividend Record Date.

(b)     Holders of Series C shall not be entitled to any dividends, whether payable in cash, securities or other property, other than dividends (if any) declared and payable on the Series C as specified in this Section 4 (subject to the other provisions of these Articles Supplementary).

(c)     So long as any share of Series C remains outstanding, no dividend shall be declared or paid on the Common Stock or any other shares of Junior Stock (other than a dividend payable solely in Junior Stock), and no Common Stock or any other shares of Junior Stock or Parity Stock shall be purchased, redeemed or otherwise acquired for consideration by the Corporation, directly or indirectly (other than as a result of a reclassification of Junior Stock for or into other Junior Stock or of Parity Stock for or into other Parity Stock (with the same or lesser aggregate liquidation amount) or Junior Stock, or the exchange or conversion of one share of Junior Stock for or into another share of Junior Stock or of one share of Parity Stock for or into another share of Parity Stock (with the same or lesser per share liquidation amount) or Junior Stock) during a Dividend Period, unless all accrued and unpaid dividends for all past Dividend Periods, including the latest completed Dividend Period (including, if applicable as provided in Section 4(a) above, dividends on such amount), on all outstanding shares of Series C have been declared and paid in full (or declared and a sum sufficient for the payment thereof has been set aside for the benefit of the holders of shares of Series C on the applicable record date) and the Corporation has established and funded a reserve for the projected dividends and mandatory redemption payments required pursuant to Section 5 hereof for the succeeding twelve (12) month period owing with respect to the Series C.

(d)    All dividends declared and paid upon Parity Stock, including the Series B and each other applicable class or series, shall be declared on all class or series of Parity Stock, including Series C and Series B pro rata so that the amount of dividends declared and paid per share of Series C, Series B and such other class or series of Parity Stock shall in all cases bear to each other the same ratio that accrued dividends per share on the Series C and such other class or series of Parity Stock (which shall not include any accrual in respect of unpaid dividends on such other class or series of Parity Stock for prior Dividend Periods if such other class or series of Parity Stock does not have a cumulative dividend) bear to each other.  All dividends declared and paid upon the Series C shall be declared and paid in equal amounts on each such share outstanding at the close of business on the Dividend Record Date with respect to such dividend.

(e)     Subject to the foregoing and the provisions of Section 8(c), such dividends (payable in cash, securities or other property) as may be determined by the Board of Directors may be declared and paid on any securities, including Common Stock and other Junior Stock, from time to time out of any funds legally available for such payment, and the Series C shall not be entitled to participate in any such dividends.

Section 5.       Liquidation Rights.

(a)     In the event of any liquidation, dissolution or winding up of the affairs of the Corporation, whether voluntary or involuntary, holders of Series C shall be entitled to receive, for each share of Series C, out of the assets of the Corporation or proceeds thereof (whether capital or surplus) available for distribution to stockholders of the Corporation, and after satisfaction of all liabilities and obligations to creditors of the Corporation (other than amounts owing to the Corporation in connection with any loans or credit advances made to the Corporation after the Original Issue Date by (i) any Affiliate of the Corporation, or (ii) to any officer, director or shareholder of the Corporation (or any of their respective Affiliates) which amounts shall be expressly subordinate to the amounts payable to the Series C pursuant to this Section 5(a)), before any distribution of such assets or proceeds is made to or set aside for the holders of Junior Stock as to such distribution, payment in full in an amount equal to the sum of (A) the Liquidation Preference and (B) all accrued and unpaid dividends thereon, whether or not declared, to the date of payment.

(b)    In the event that, upon such voluntary or involuntary liquidation, dissolution or winding up, the available assets of the Corporation are insufficient to pay the amount of the liquidating distributions on all outstanding shares of Series C and the corresponding amounts payable on all shares of other classes or series of Parity Stock, including the Series B, then the holders of the Series C and each such other class or series of Parity Stock, including the Series B, shall share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

(c)    If the liquidating distributions described in this Section 5 have been paid in full to all holders of Series C, the holders of other stock of the Corporation shall be entitled to receive all remaining assets of the Corporation (or proceeds thereof) according to their respective rights and preferences.

(d)    For purposes of this Section 5, the merger or consolidation of the Corporation with or into any other corporation or other entity, including a merger or consolidation in which the holders of Series C receive cash, securities or other property for their shares, or the sale, lease or exchange (for cash, securities or other property) of all or substantially all of the assets of the Corporation, shall not constitute a liquidation, dissolution or winding up of the Corporation.

(e)    In determining whether a distribution (other than upon voluntary or involuntary liquidation), by dividend, redemption or other acquisition of shares of stock of the Corporation or otherwise, is permitted under the Maryland General Corporation Law, amounts that would be needed, if the Corporation were to be dissolved at the time of distribution, to satisfy the preferential rights upon dissolution of holders of shares of Series C shall not be added to the Corporation’s total liabilities.

Section 6.      Redemption.

(a)  General. Series C shall not be redeemable except as set forth in this Section 6.

(b)  Mandatory Redemption.

(i)      On the First Redemption Date, the Corporation shall redeem the First Redemption Date Shares pro rata from the record holders thereof for cash in an amount per share equal to the Redemption Price calculated as of the First Redemption Date.

(ii)  On the Second Redemption Date, the Corporation shall redeem the Second Redemption Date Shares pro rata from the record holders thereof for cash in an amount per share equal to the Redemption Price calculated as of the Second Redemption Date.

(iii)  On the Final Redemption Date, the Corporation shall redeem from the record holders thereof, all remaining issued and outstanding Series C for cash in an amount per share equal to the Redemption Price calculated as of the Final Redemption Date.

(c)       Optional Redemption.  If either (a) there are no shares of Series B outstanding; or (b) in the event of a Parity Optional Redemption Exercise by the Series B in connection with an Event of Default (each, an “Optional Redemption Right Trigger”), then the holders of at least 75% of the then issued and outstanding Series C (the “Majority Holders”) shall have the right (the “Optional Redemption Right”), which right may be exercised by delivering to the Corporation an Optional Redemption Notice during the pendency of an Event of Default, to require the Corporation to redeem all (but not less than all) of the outstanding shares of Series C.  For the avoidance of doubt, the Option Redemption Right may not be exercised unless and until the occurrence of an Optional Redemption Right Trigger.

(i)       Promptly, but in no event later than five (5) days following the occurrence of an Event of Default, the Corporation shall deliver to the holders of record of Series C at their addresses as they appear on the Corporation’s stock transfer records a notice of occurrence of the Event of Default (the “Event of Default Notice”).  Such notice shall state: (A) the events constituting the Event of Default; (B) the date on which the Event of Default occurred; (C) that, as a result of the Event of Default, the holders of Series C may (subject to the occurrence of an Optional Redemption Right Trigger) exercise the Optional Redemption Right; and (D) the procedure set forth below which the holders of Series C must follow in order to validly exercise the Optional Redemption Right.

(ii)     Subject to the occurrence of an Optional Redemption Right Trigger, the Optional Redemption Right may be exercised by the Majority Holders delivering, at any time during the pendency of an Event of Default, to the Corporation a notice in writing (an “Optional Redemption Notice”) stating the holders’ election for the Corporation to redeem shares of Series C.  An Optional Redemption Notice may not be withdrawn without the written consent of the Corporation.  Subject to the occurrence of an Optional Redemption Right Trigger, the Majority Holders may deliver the Optional Redemption Notice at any time following the occurrence of the Event of Default and whether or not the Corporation has delivered an Event of Default Notice pursuant to Section 6(c)(i).

(iii)     Coordination with Parity Stock.

(A)      Promptly, and in any event no later than five days, following any delivery by the Series C holders to the Corporation of an Optional Redemption Notice, the Corporation shall deliver to the holders of record of each other class or series of Parity Stock of which any shares are then outstanding a notice of receipt of the Optional Redemption Notice, together with a copy of the Optional Redemption Notice.

(B)      Promptly, and in any event no later than five days, following any exercise by the holder or holders of any other class or series of Parity Stock, pursuant to the terms thereof, of the optional redemption right set forth therein corresponding to the Optional Redemption Right set forth herein (such right, a “Parity Optional Redemption Right” and such exercise, a “Parity Optional Redemption Exercise”), the Corporation shall deliver to the holders of record of Series C at their addresses as they appear on the Corporation’s stock transfer records a notice of such Parity Optional Redemption Exercise, together with a copy of the exercise notice received by the Corporation relating thereto.

(iv)      Optional Redemption Date.  If, during the pendency of an Event of Default, the Majority Holders exercise the Optional Redemption Right in accordance with this Section 6(c), the date of redemption of the Series C (the “Optional Redemption Date”) shall be the date that is 30 days after the delivery of the Optional Redemption Notice by such Series C holders to the Corporation; provided, however, that, in the event of any Parity Optional Redemption Exercise occurring prior to the delivery of the Optional Redemption Notice by the Majority Holders to the Corporation, if the Majority Holders shall have delivered the Optional Redemption Notice no later than 10 days following delivery by the Corporation of the notice described in Section 6(c)(iii)(B) in respect of the earliest such Parity Optional Redemption Exercise, then the Optional Redemption Date shall be accelerated (but not deferred) to be the same as the date of redemption of the Parity Stock to which such Parity Optional Redemption Exercise relates; provided further, that, subject to the foregoing proviso, the Corporation, by written notice to the Majority Holders, may in its sole discretion elect to accelerate (but not to defer) the Optional Redemption Date to coincide with the redemption date relating to any Parity Optional Redemption Exercise.

(d)      Redemption Payment.  For each share of Series C which is to be redeemed pursuant to this Section 6, the Corporation shall, on the applicable Redemption Date therefor or, if such Redemption Date is not a Business Day, on the first Business Day thereafter, pay to the holder thereof in full an amount in cash equal to the Redemption Price calculated as of such Redemption Date, to the same account or accounts that the Corporation pays dividends.  Upon payment in full of the Redemption Price in accordance with this Section 6(d), such shares of Series C shall be deemed to be no longer issued and outstanding.  In connection with any redemption of Series C, each holder of shares of Series C to be redeemed shall use reasonable efforts to surrender at the time of redemption at the Corporation’s principal office a certificate representing the shares of Series C such holder is redeeming; provided, however, that the holder’s right to have its shares of Series C redeemed shall not be contingent upon such holder returning its certificates to the Corporation.

(e)      Insufficient Redemption Proceeds.  In the event that, in connection with any redemption obligation pursuant to this Section 6, on any Redemption Date the Corporation is unable to satisfy in full (i) its obligations with respect to all shares of Series C required to be redeemed pursuant to this Section 6 on such Redemption Date, and (ii) the corresponding redemption obligations with respect to all shares of other classes or series of Parity Stock required to be redeemed on such Redemption Date pursuant to the terms thereof, then, in each such case, on such Redemption Date, the Corporation shall redeem only such number of shares of Series C and such number of shares of other classes or series of Parity Stock that legally may be redeemed on such date, to the fullest extent permitted by law, pro rata (as nearly as practical without creating fractional shares), and the holders of the Series C and each such other class or series of Parity Stock shall share ratably the proceeds available for redemption in proportion to the aggregate Redemption Price payable on the shares of Series C required to be redeemed on such Redemption Date pursuant to this Section 6 and the aggregate redemption price payable on the shares of Parity Stock required to be redeemed on such date pursuant to the terms of such Parity Stock.  Thereafter, as soon as the Corporation is legally permitted to do so under applicable law, the Corporation shall redeem the Unredeemed Shares and the remaining unredeemed shares of such other classes or series of Parity Stock required to be redeemed, to the fullest extent permitted by law, pro rata (as nearly as practical without creating any fractional shares), calculated as set forth in the immediately preceding sentence, until the Corporation satisfies in full its redemption obligations with respect to all such Unredeemed Shares and such remaining shares of Parity Stock required to be redeemed.  Unredeemed Shares shall continue to accrue dividends in accordance with the terms hereof up to but excluding the date on which the Corporation pays in full to the holders of such Unredeemed Shares in cash the Redemption Price (re-calculated as of such date).

Section 7.       Conversion.  Holders of Series C shares shall have no right to exchange or convert such shares into any other securities.

Section 8.       Voting Rights.

(a)    General.  The holders of Series C shall not have any voting rights except as set forth below.

(b)    Voting as Separate Class.  On any matter in which the Series C may vote as a separate class (as expressly provided herein), each outstanding share of Series C shall be entitled to one vote.

(c)     Protective Provisions.  So long as any shares of Series C are outstanding, in addition to any other vote or consent of stockholders of other classes or series of Preferred Stock required by the terms therof, the vote or consent of the holders of at least a 66-2/3% of the then outstanding shares of Series C given in person or by proxy, either in writing or by electronic transmission without a meeting (subject to the requirements of Section 2-505(b)(1) of the Maryland General Corporation Law, as the same may be amended or replaced from time to time) or by vote at any meeting called for the purpose, shall be necessary to:

(i)  (A) authorize, create or issue, or increase the number of authorized or issued shares of, any class or series of Senior Stock or Parity Stock, or reclassify any authorized shares of capital stock into Senior Stock or Parity Stock, or create, authorize or issue any obligation or security convertible into or evidencing the right to purchase any Senior Stock or Parity Stock; (B) issue shares of Series C and Parity Stock to any Person; or (C) authorize, create or issue any class of Junior Stock that gives the holders thereof the right to participate in, interfere with or restrict the management or operations of the Corporation or prohibits the holders of the Series C from exercising their rights and remedies hereunder;

(ii)       amend, alter or repeal any provisions of the Series C Preferred Terms as set forth herein, whether by merger, consolidation, transfer or conveyance of all or substantially all of its assets or otherwise;

(iii)      amend, alter or repeal the provisions of these Articles Supplementary;

(iv)     amend, alter or repeal the provision of the Articles Supplementary with respect to the Series A or Series B so as to adversely affect any right, preference, privilege, obligation or voting power of the Series C or holders thereof; or

(v)      amend, alter or repeal the provisions of the Charter (other than these Articles Supplementary) or the Bylaws, whether by merger, consolidation, transfer or conveyance of all or substantially all of its assets or otherwise, so as to adversely affect any right, preference, privilege, obligation or voting power of the Series C or holders thereof.

(vi)     declare or pay any dividends on any shares of Parity Stock that are not paid pro rata with the Series C in accordance with Section 4 hereof;

(vii)    declare or pay any liquidating distributions on any shares of Parity Stock that are not paid pro rata with the Series C in accordance with Section 5 hereof; provided, that Sale Payments and Participation Payments (as such terms are defined in the Contribution Agreement) shall not be considered liquidating distributions for purposes of these Articles Supplementary; or

(viii)   redeem any shares of Parity Stock, including Series B, on a Redemption Date in which shares of Series C are to be redeemed pursuant to Section 6 hereof, unless (a) on the applicable Redemption Date, the Corporation is able to satisfy in full its obligations with respect to all shares of Series C required to be redeemed pursuant to Section 6 on such Redemption Date; or (b) in the event on such Redemption Date the Corporation is unable to satisfy in full (i) its redemption obligation with respect to all shares of Series C required to be redeemed pursuant to Section 6 hereof on such Redemption Date, and (ii) the corresponding redemption obligations with respect to all shares of other classes or series of Parity Stock required to be redeemed on such Redemption Date pursuant to the terms thereof, the Corporation redeems such number of shares of Series C and such number of shares of other classes or series of Parity Stock, including Series B, that legally may be redeemed on such date, to the fullest extent permitted by law, pro rata (as nearly as practical without creating fractional shares), and the holders of the Series C and each such other class or series of Parity Stock share ratably the proceeds available for redemption in proportion to the aggregate Redemption Price payable on the shares of Series C required to be redeemed on such Redemption Date pursuant to Section 6 and the aggregate redemption price payable on the shares of Parity Stock required to be redeemed on such Redemption Date pursuant to the terms of such Parity Stock.  For the avoidance of doubt, no vote of the holders of the Series C shall be required for redemptions made pursuant to clause (a) or (b) in this Section 8(c)(viii).

Section 9.       Common Voting Rights.  The amendment, alteration or repealing of any provisions of the Series C Preferred Terms, including amendment of these Articles Supplementary, shall not be subject to the approval of the holders of Common Stock.

Section 10.     Record Holders.  To the fullest extent permitted by applicable law, the Corporation and the transfer agent for the Series C may deem and treat the record holder of any share of Series C as the true and lawful owner thereof for all purposes, and neither the Corporation nor such transfer agent shall be affected by any notice to the contrary.

Section 11.     No Sinking Fund.  No sinking fund has been established for the retirement or redemption of Series C.

Section 12.      Headings of Subdivisions.  The headings of the various subdivisions hereof are for convenience of reference only and shall not affect the interpretation of any of the provisions hereof.

Section 13.     Severability of Provisions.  If any preferences or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications or terms or conditions of redemption of the Series C set forth in the Charter, including the Series C Preferred Terms, are invalid, unlawful or incapable of being enforced by reason of any rule of law or public policy, all other preferences or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications or terms or conditions of redemption of the Series C set forth in the Charter which can be given effect without the invalid, unlawful or unenforceable provision thereof shall, nevertheless, remain in full force and effect and no preferences or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications or terms or conditions of redemption of the Series C herein set forth shall be deemed dependent upon any other provision thereof unless so expressed therein.

Section 14.     Notices.  All notices or communications in respect of Series C shall be sufficiently given if given in writing and delivered in person or by first class mail, postage prepaid, or if given in such other manner as may be permitted in these Articles Supplementary, in the Charter or Bylaws or by applicable law.

Section 15.     No Preemptive Rights.  No share of Series C shall have any rights of preemption whatsoever as to any securities of the Corporation, or any warrants, rights or options issued or granted with respect thereto, regardless of how such securities, or such warrants, rights or options, may be designated, issued or granted.

Section 16.    Replacement Certificates.  The Corporation shall replace any mutilated certificate at the holder’s expense upon surrender of that certificate to the Corporation.  The Corporation shall replace certificates that become destroyed, stolen or lost at the holder’s expense upon delivery to the Corporation of reasonably satisfactory evidence that the certificate has been destroyed, stolen or lost, together with any indemnity that may be reasonably required by the Corporation.

Section 17.    Other Rights.  The shares of Series C shall not have any rights, preferences, privileges or voting powers or relative, participating, optional or other special rights, or qualifications, limitations or restrictions thereof, other than as set forth herein or in the Charter or as provided by applicable law.

SECOND:  The shares of Series C have been classified and designated by the Board of Directors under the authority contained in the Maryland General Corporation Law and the Charter.

THIRD:  These Articles Supplementary have been approved by the Board of Directors in the manner and by the vote required by law.

FOURTH:  The undersigned acknowledges these Articles Supplementary to be the corporate act of the Corporation and, as to all matters or facts required to be verified under oath, the undersigned acknowledges that, to the best of his knowledge, information and belief, these matters and facts are true in all material respects and that this statement is made under the penalties of perjury.

* * * *

IN WITNESS WHEREOF, AMERICAN SPECTRUM REALTY, INC. has caused these Articles Supplementary to be signed in its name and on its behalf by its President and attested by its Secretary, this 30 day of December, 2013.

AMERICAN SPECTRUM REALTY, INC.

		By:	/s/ William J. Carden
Name: William J. Carden
Title: President

ATTEST:

By:	/s/ James L. Hurn
Name: James L. Hurn
Title: Secretary